NEWS RELEASE

BPO PROPERTIES ANNOUNCES MODIFICATIONS TO
CANADIAN OFFICE REIT CONVERSION PROPOSAL

TORONTO, March 10, 2010 – Brookfield Properties Corporation (NYSE, TSX: BPO) and its Canadian-based subsidiary BPO Properties Ltd. (TSX: BPP) today announced that BPP will be shortly mailing its information circular to shareholders containing some modifications to the previously announced proposal to create Canada’s pre-eminent office real estate investment trust (REIT), to be named Brookfield Office Properties Canada.

After consultation with a number of interested parties, including the independent committee of the board of directors and its financial advisor, Brookfield Office Properties Canada has agreed to pay $100 million of the purchase price for Brookfield Properties’ interest in Brookfield Place in cash instead of solely through the assumption of debt and units in the new REIT, as originally announced. The remainder of the purchase price will be paid by the assumption of debt and units valued at approximately $20.90 per unit. In light of this change, Brookfield Office Properties Canada will not pay the previously announced special distribution to unitholders on closing of the transaction.

The impact of the above cash payment is a reduction in the number of units outstanding by approximately five million to 93 million and an increase in expected funds from operations available to unitholders on an annualized basis in 2010 to $1.27 per unit from $1.20 per unit. In addition, Brookfield Office Properties Canada’s monthly distributions commencing on closing of the transaction as modified will increase to $0.07 per unit, or $0.84 per unit on an annualized basis.

On closing of the transaction, Brookfield Properties and its affiliates, which currently hold approximately 89.7% of BPP’s common equity, will hold in aggregate an equity interest in Brookfield Office Properties Canada of approximately 90.6%, including the consideration Brookfield Properties is receiving for the sale of Brookfield Place.

As a result of Brookfield Properties’ ownership of equity interests in the REIT of more than 90%, under applicable Canadian securities laws it would be possible for Brookfield Properties to initiate a privatization of the REIT and certain related party transactions without seeking the approval of the minority unitholders.  Recognizing this, Brookfield Properties has agreed that following closing it will not initiate any such privatization or related party transaction without minority approval.  This undertaking will terminate in the future if Brookfield Properties and its affiliates hold in aggregate an equity interest in Brookfield Office Properties Canada of 75% or less for a period of 12 months.

The independent committee appointed by the board of directors of BPP to consider the proposed transaction has received an opinion from its financial advisor, Macquarie Capital Markets Canada Ltd., that the transaction as modified is fair, from a financial point of view, to shareholders of BPP other than Brookfield Properties and its affiliates. The board of directors, on the unanimous recommendation of the independent committee, has determined that the proposed transaction as modified is in the best interests of BPP and is unanimously recommending that shareholders vote in favour of the transaction at the meeting.

An information circular describing the modified transaction is anticipated to be mailed shortly, but at least prior to April 1, 2010 and will be available on BPP’s website and at www.sedar.com at that time. The meeting of shareholders to consider the transaction is now expected to take place on April 27, 2010. If shareholders approve the transaction at the meeting, and the requisite court approval is obtained, it is anticipated that the transaction will be completed on or about April 30, 2010.

Supplemental Information

A slide presentation containing updated supplemental information on the proposed transaction as modified is available on the Investor Relations page of www.bpoproperties.com under “Supplemental Information.”

Net Operating Income and FFO

This press release and accompanying supplemental information make reference to net operating income and funds from operations ("FFO") on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administration, depreciation, amortization and income tax expenses. FFO is defined as net income prior to extraordinary items, one-time transaction costs, future income taxes, certain other non-cash items and depreciation and amortization. The company uses net operating income and FFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a relevant measure to analyze real estate, as commercial properties generally appreciate rather than depreciate. The company reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure. Net operating income and FFO are both non-GAAP measures which do not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies. The supplemental information includes a reconciliation of Brookfield Office Properties Canada’s expected 2010 FFO to net income.

Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of applicable securities legislation, including statements about Brookfield Properties’ and BPP’s beliefs and expectations relating to the proposed transaction, benefits that are expected to be realized as a result of the transaction and Brookfield Office Properties Canada’s property portfolio, anticipated distributions and expected funds from operations in 2010. There can be no assurance that the proposed transaction will be consummated or that the anticipated benefits will be realized. The proposed transaction is subject to various approvals and consents and there can be no assurance that any such approvals or consents will be obtained. Although Brookfield Properties and BPP believe that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the companies cannot give any assurance that their expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include but are not limited to, general economic conditions; local real estate conditions; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on accounting policies and on period-to-period comparisons of financial results, including changes in accounting policies to be adopted under International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS); and other risks and factors described from time to time in the documents filed by the companies with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties (BPO Properties) – Company and Real Estate Industry Risks” and in the companies’ annual report under the heading “Management’s Discussion and Analysis.” The companies undertake no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

Brookfield Properties Profile

Brookfield Properties owns, develops and manages premier office properties. Its current portfolio is comprised of interests in 110 properties totaling 75 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa, making it one of the largest owners of commercial real estate in North America. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.

BPO Properties Profile

BPO Properties Ltd., 90% owned by Brookfield Properties Corporation, is a Canadian company that invests in real estate, focusing on the ownership and value enhancement of premier office properties. The current property portfolio is comprised of interests in commercial properties totaling 18.3 million square feet. BPP’s common shares trade on the TSX under the symbol BPP. For more information, visit www.bpoproperties.com.

Contact

Investor relations and media inquiries should be directed to Melissa Coley, Vice President, Investor Relations and Communications at (416) 359-8593. Inquiries regarding financial results should be directed to Bryan Davis, Senior Vice President and Chief Financial Officer, at (416) 359-8612.

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